UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and hereby incorporates by reference the Media Release dated February 7, 2013 into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259), except the following: (A) the last paragraph under “Proposed distribution to shareholders of CHF 0.75 per share”, (B) the fourth and fifth paragraph under “Changes to the Board of Directors” and (C) the final paragraph of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposal of distribution to shareholders for financial year 2012 of CHF 0.75 per share (CHF 0.10 in cash, CHF 0.65 in shares)

Kai S. Nargolwala to be proposed for election to the Board of Directors of Credit Suisse Group AG at the Annual General Meeting of April 26, 2013

Jassim Bin Hamad J.J. Al Thani and Noreen Doyle to be proposed for re-election to the Board of Directors

Zurich, February 7, 2013 The Board of Directors today announced its proposal for the distribution to shareholders for the financial year 2012 of CHF 0.75 (CHF 0.10 in cash and CHF 0.65 in shares).
The Board of Directors of Credit Suisse Group also announced changes in its composition, including the nomination of Kai S. Nargolwala as new member to be proposed for election to the Board of Directors at the Annual General Meeting of April 26, 2013.
The Board of Directors will also propose two current Board members for re-election: Jassim Bin Hamad J.J. Al Thani and Noreen Doyle.
Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz will retire from the Board of Directors at the Annual General Meeting 2013.

Proposed distribution to shareholders of CHF 0.75 per share*
At the Annual General Meeting on April 26, 2013, the Board of Directors will propose for the financial year 2012 a distribution of CHF 0.10 per share in cash out of reserves from capital contributions. In addition, the Board of Directors will propose the distribution of new shares (stock dividend). The new shares for the stock dividend will be paid in at the par value of CHF 0.04 per share out of reserves from capital contributions. The distribution out of reserves from capital contributions (cash and stock) will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The ex-dividend date has been set to April 30, 2013 (for cash distribution and stock dividend).

The stock dividend will be distributed to all shareholders as follows: for every share that they own, shareholders will receive a non-tradable right to the receipt of a given number of new shares for free. Following distribution, the rights will automatically be exchanged for new shares at the ratio determined by the Board of Directors immediately prior to the Annual General Meeting. The Board of Directors will set the subscription ratio in such a way that the theoretical value of each right will be approximately CHF 0.65.

The proposed distribution is in line with Credit Suisse Group’s capital plan as announced in July 2012. The implementation of this plan is on track and progressing to allow for significant cash distributions after the Look through Swiss Core Capital ratio of 10% is reached. We target to reach this ratio in the middle of 2013.

Media Release
February 7, 2013 Page 2/3

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group nominated Kai S. Nargolwala for election to the Board of Directors at the Annual General Meeting of April 26, 2013.

Kai S. Nargolwala is the Lead Independent Director of Singapore Telecommunications Ltd., Singapore's largest listed company, a Non-Executive Director of Prudential plc. in the UK, and a Non-Executive Director of PSA International Pte. Ltd. He is also the Chairman of Clifford Capital Pte. Ltd., a Singapore Government supported company to finance overseas projects by Singapore companies. Additionally, he is the Chairman of the Duke-NUS Graduate Medical School of Singapore. He was previously a member of the Executive Board of Credit Suisse Group and CEO of the Asia Pacific Region from 2008 to 2010, and Non-Executive Chairman of Credit Suisse's Asia Pacific Region from 2010 to 2011.

The Board of Directors will further propose Jassim Bin Hamad J.J. Al Thani and Noreen Doyle, whose terms of office end at the Annual General Meeting 2013, for re-election. In view of the statutory age limit Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz will retire from the Board at the 2013 Annual General Meeting. The Board of Directors is very grateful to these colleagues for their extraordinary contribution to the Group over many years.

Urs Rohner, Chairman of the Board of Directors, said “I am very pleased and happy about the nomination of Kai Nargolwala to our Board of Directors. With his outstanding experience in global banking and his long and successful track record of working for businesses in Asia, where he will continue to be based, he will be a very valuable addition to the Board.”

He added: “I would particularly like to express my sincere gratitude to Bob Benmosche, Aziz Syriani and David Syz. For many years, they have provided excellent advice, and their vast experience as well as their commitment to Credit Suisse was critical to the Group’s success in navigating a very challenging environment. I am very pleased that Jassim Al Thani and Noreen Doyle have agreed to continue to serve on the Board to the benefit of our shareholders.”

* A summary document containing a more detailed description and the conditions of the stock dividend will be made available to the shareholders of Credit Suisse Group on or around March 25, 2013. This press release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, shares of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. Further, it does not constitute a prospectus within the meaning of applicable Swiss law nor a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
February 7, 2013 Page 3/3

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.

Capital and liquidity disclosures
As of January 1, 2013, Basel III was implemented in Switzerland, including through the “Too Big to Fail” legislation and regulators thereunder. Our related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. We have calculated our 4Q12 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.8 billion of capital measures we announced in July 2012, on a foreign exchange neutral basis. In addition, we have calculated our Basel III net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the final implementation of the Basel III framework in Switzerland or any of our assumptions or estimates could result in different numbers from those shown herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Urs Fankhauser
Urs Fankhauser
Managing Director

/s/ Christian Schmid
Christian Schmid
Date: February 8, 2013		Managing Director